Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

Xos and NextGen Acquisition Corporation Merger Announcement

Conference Call Script

February 22, 2021

Operator

Welcome to today’s conference call announcing the business combination of Xos and NextGen Acquisition Corporation. Joining us on the call are George Mattson, Co-Chairman of NextGen and from Xos: Dakota Semler, Co-Founder & CEO, Giordano Sordoni, Co-Founder & COO, and Kingsley Afemikhe, CFO.

We would first like to remind everyone that this call contains forward-looking statements including, but not limited to, Xos and NextGen Acquisition Corporation’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties and assumptions and they are not guarantees of performance. We encourage you to read the press release issued today, the accompanying presentation, and NextGen Acquisition Corporation’s public filings with the SEC for a discussion of the risks that can affect the transaction, NextGen Acquisition Corporation’s and Xos’ businesses, and the outlook of the combined company.

Xos and NextGen Acquisition Corporation are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This conference call is for informational purposes only and shall not constitute an offer to buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

And now, I would now like to introduce George Mattson.

Xos and NextGen Acquisition Corporation Merger Announcement

Conference Call Script

February 22, 2021

George Mattson, NextGen Acquisition Corporation

Good morning and welcome everyone. My partner Greg Summe and I are delighted to announce the merger of NextGen with Xos, a manufacturer of medium and heavy duty zero emission trucks for the last mile delivery and back-to-base markets.

NextGen raised $375 million in October 2020, and set out to find a private industrial or healthcare company that was disrupting a large and growing market with proprietary, cutting-edge technology. We believe we have found the perfect candidate in Xos.

Greg and I have extensive industrial and transportation experience. Greg ran several industrial companies, including the electric motors business of GE and the automotive division for AlliedSignal (now Honeywell) and was Chairman and CEO of PerkinElmer, as well as Vice Chairman of Global Buyout at Carlyle. I was a Partner at Goldman Sachs where I formed and ran its Global Industrial Group for over 10 years, which included the automotive and trucking sectors. We bring over 30 years of combined public company governance experience that will benefit Xos as it transitions to a public company. I will be joining the Board of the combined company.

NextGen is merging with Xos to raise growth capital of approximately $575 million in gross proceeds to the Company, assuming no redemptions. The transaction includes a $220 million oversubscribed and fully committed PIPE anchored by Janus Henderson Investors and a consortium of truck dealers led by Thompson Truck Centers. The transaction proceeds will primarily be used to fund the expansion of manufacturing capacity and continued research and development. The business combination values the combined company at a $2.0 billion pro forma equity value, with a transaction value that is 0.5x projected 2024 revenue. We anticipate closing in the second quarter of 2021.

Xos and NextGen Acquisition Corporation Merger Announcement

Conference Call Script

February 22, 2021

We chose Xos as our merger partner after a review of many potential candidates. We evaluated over 30 companies in depth, including eight companies in the EV and automotive technology sectors. Our conviction in the Xos merger is built on three key pillars:

First, we believe Xos is positioned for terrific growth, underpinned by the strong secular tailwinds of climate change and e-commerce. Trucks are the largest emitters of greenhouse gases per capita in the transportation industry. The imperative to transition to zero emission vehicles is accelerating, driven by governments, corporations and investors.

This trend is gaining momentum, evidenced by ambitious goals set by U.S. federal and state governments, policies enacted by leading investors such as Blackrock, as well as emission reduction commitments by large corporations across industries, including UPS, Fedex and Amazon. E-commerce also continues to grow rapidly, accelerated by changes in consumer purchasing behavior post-COVID. This expansion and the simultaneous replacement of diesel delivery fleets is poised to increase the demand for Xos’ zero-emission vehicles for years to come.

Second, Xos is an original equipment manufacturer with proprietary purpose-built vehicle architecture and battery system technologies. Xos provides cost competitive products that are in the hands of customers today and have been validated through in-field use. Xos has successfully commercialized its product offering and is positioned to scale delivery of its customer-validated vehicles with the growth capital NextGen will provide.

Finally, we are investing in an exceptional team at Xos. We have worked closely with Dakota and Gio over the last three months and are impressed by their strong leadership, strategic vision, and entrepreneurial zeal. Customer focus has been part of Xos’ DNA from day one. They have a deep understanding of the commercial trucking industry through their prior management of a commercial fleet, and care deeply about decarbonizing transportation. Dakota and Gio have also built a great team, including early leaders from the Tesla battery and manufacturing divisions and other leaders from established trucking OEMs.

Xos and NextGen Acquisition Corporation Merger Announcement

Conference Call Script

February 22, 2021

We are delighted to partner with Dakota and Gio in executing their vision. With that, let me turn it over to Dakota Semler, the CEO and Co-Founder of Xos.

Dakota Semler, Xos Trucks

Thanks George; and thank you everyone for joining us this morning.

We have worked closely with George and Greg and have been impressed by their extensive experience in the industrial and automotive sectors. We are excited to embark on the next chapter of our journey together, and delighted to work with NextGen to continue to bring innovative Xos products to market.

Xos is focused on decarbonizing commercial transportation with purpose-built technology for fleets. Climate change is one of the world’s most pressing and complex challenges. Our road-ready zero emission vehicles bring us a step closer in tackling this challenge.

Prior to starting Xos, Gio and I were commercial fleet operators. We saw firsthand the challenges of running a fleet in the face of rising maintenance costs, supply chain complexity and rapidly changing emission regulations. At Xos, we set out to address these issues. Our customer focus has enabled us to build a company with proprietary technology, tailor made for the commercial vehicle use case. This focus has allowed us to quickly achieve traction with a growing customer base of blue chip customers, including UPS, Loomis, Lonestar, and Wiggins.

We owe many of our accomplishments to our strong team of leaders from the electric vehicle industry. Our CTO, Rob Ferber, was a founding member of AC Propulsion and an early employee at Tesla. In addition to Rob and his deep technical experience, we’ve built a management team of industry leaders who have spent their careers scaling automotive and commercial vehicle businesses.

Xos and NextGen Acquisition Corporation Merger Announcement

Conference Call Script

February 22, 2021

Xos is laser focused on the commercial vehicle market segment in which battery electric technology is most impactful. Our product portfolio targets medium and heavy duty trucks, from Class 5, all the way up to Class 8 regional vehicles. Importantly, 90% of vehicles in these segments operate on routes that are under 200 miles, otherwise known as “last-mile” routes. These vehicles operate on predictable routes and return to bases where they can plug in to dedicated charging infrastructure. These attributes make them ideal candidates for electrification, and comprise a $100 billion total addressable market.

Xos is a leader in this space with our cutting-edge technology development, state-of-the-art battery and powertrain systems, and innovative vehicle software and controls. At the heart of our technology is our modular battery - which is specifically designed for the durability required in commercial vehicle applications. Our X-Platform — the groundwork for all of Xos’ vehicle architectures — allows us to scale across fleet use cases.

We collaborated closely with our customers in developing our technology. The direct input from commercial fleet operations during development has allowed Xos to specifically tailor our product to meet their unique needs. A key differentiator for Xos is that our customers are operating trucks on the road today—and have had our vehicles in the hands of established fleets since 2019—allowing customers to verify our vehicles’ reliability and durability. Xos’ total cost of ownership, or TCO, is expected to be industry leading compared to both traditional diesel and other alternative fuel competitors. Our technology enables Xos to provide fleets with vehicles that achieve their product lifecycle and TCO targets.

The commercial appeal of Xos’ products is validated by a strong backlog of over 6,000 contracted and optional orders for our vehicle units. Our contracted customers include a number of parcel delivery and e-commerce fleets. We also feature strong relationships with go-to-market partners, such as Thompson Truck Centers and Lonestar, who are leaders in sales, distribution, and service in their respective markets.

Xos and NextGen Acquisition Corporation Merger Announcement

Conference Call Script

February 22, 2021

With that, I’ll turn it over to my Co-Founder and the COO of Xos, Gio Sordoni.

Gio Sordoni, Xos Trucks

Thanks Dakota. When Dakota and I managed our fleet, we had to turn to different vendors for purchasing our vehicles, financing, insurance and warranty, fuel, aftermarket parts and service. The electrification of commercial fleets is an opportunity to offer fleet operators a more comprehensive way of managing their vehicle and energy assets. With that, I’m excited to tell you about our Fleet-as-a-Service product suite.

The Xos Fleet-as-a-Service model offers operators the tools and services they need to operate an electric fleet. Our offering significantly eases the transition from diesel to electric by combining service offerings and lowering the economic and friction cost of making that switch for fleet operators.

As part of our Fleet-as-a-Service package, Xos contributes its proprietary technology, including the X-Platform, digital fleet management products, over-the-air updates, and a wide-range of service products. In addition, we partner with industry leading companies such as Dickinson Fleet Services for mobile maintenance, and DLL for financing. Xos serves as each customer’s single point of contact to simplify their fleet operations and we are working on an online platform that would consolidate fleet operator’s payments into a bundled package for a fixed monthly fee. Xos’ Fleet-as-a-Service offering is expected to significantly increase the lifetime revenue of each vehicle sold by Xos.

Xos and NextGen Acquisition Corporation Merger Announcement

Conference Call Script

February 22, 2021

I would also like to take a moment to also tell you about our flexible manufacturing strategy. Traditional automotive manufacturing is capital intensive due to front-loaded capital outlays for stamped tooling, robotic welding, and automation. We purpose-designed the X-Platform in-house to avoid these capital intensive processes in favor of a more flexible and capital efficient approach. In coordination with our established manufacturing partners, led by Metalsa, Xos deploys a multitude of smaller flex manufacturing plants rather than a single large manufacturing facility. This strategy means our facilities can be built two to three times faster and at a fraction of the cost of traditional automotive assembly plants. We can deploy capital more efficiently and in line with our projected vehicle deliveries. In addition, because of the smaller footprint, it is easier to source industrial real estate and co-locate flex plants near our customers and body upfit partners.

I will now pass it over to our CFO, Kingsley.

Kingsley Afemikhe, Xos Trucks

Thank you Gio. Xos aims to deliver approximately 65,000 vehicles to customers over the next five years across a range of vehicle types, including step vans, chassis cabs, and tractors. In 2024, we expect to sell just over 20,000 vehicles, generating approximately $3 billion of revenue and $600 million in adjusted EBITDA. We have trucks on the road in customers’ hands and will be making deliveries through 2021 and beyond as we scale production.

Our revenue growth over the next five years will be driven by both truck deliveries and increased contribution from aftermarket parts and Fleet-as-a-Service between 2023 and 2025. We project overall revenue from Fleet-as-a-Service to account for approximately 15% of our revenue in 2025—and anticipate such revenues to outpace vehicles sales revenues over time.

Finally, the cash proceeds from the business combination are projected to fund Xos operations to operating cash flow positive in 2023 and free cash flow positive in 2024. We are excited by this strategic step with our partners at NextGen, not just because of the capital they provide but also because of George and Greg’s deep industrial and strategic experience.

Xos and NextGen Acquisition Corporation Merger Announcement

Conference Call Script

February 22, 2021

I will now pass you back over to George for some closing remarks.

George Mattson, NextGen Acquisition Corporation

Thanks, Kingsley.

In conclusion, we believe Xos is a compelling investment opportunity. The company features a proprietary product with a compelling total cost of ownership advantage, addressing a market with strong secular tailwinds. Xos’ great team is supported by a robust network of customers and industry partners—many of whom have invested financially and strategically behind their partnership with Xos.

Thank you again for joining us. We look forward to updating you on our progress.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos, Inc. (“Xos”) and NextGen Acquisition Corporation (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Xos, the combined company or NextGen, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. NextGen intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of NextGen, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/investor-info.html#filings or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NextGen and information regarding their interests in the business combination is set forth in NextGen’s registration statement on Form S-1 (File No. 333-248921) filed with the SEC on October 7, 2020. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’s business, Xos’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.